

Mailstop 3233

October 21, 2015

<u>Via E-mail</u>
Mr. Anthony Domalski
Chief Financial Officer
Sotherly Hotels Inc.
Sotherly Hotels LP
410 West Francis Street
Williamsburg, VA 23185

> **Re:** **Sotherly Hotels Inc.**
> **Sotherly Hotels LP**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed April 14, 2015**
> **File No. 001-32379 (Sotherly Hotels Inc.)**
> **File No. 001-36091 (Sotherly Hotels LP)**

Dear Mr. Domalski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2014</u>

<u>Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 41</u>

1. Please explain to us how you have complied with the requirement to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page F-5</u>

2.   Please tell us the facts and circumstances that lead you to record a gain on involuntary conversion of asset during 2014.

<u>Schedule III – Real Estate and Accumulated Depreciation, page F-41</u>

3.   Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost of your real estate assets for Federal income tax purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities